Exhibit 99.1

São Paulo, March 30, 2020 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company,” announces today its financial and operating results for the fourth quarter of 2020 (4Q20) ended December 31, 2020. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

The annual contract value (ACV) for the 2021 commercial year totaled R$853 million (which was greater than the anticipated figure of R$835 million announced in the earnings for 3Q20), and 23% higher than the amount of subscription revenue recognized in 2020 (4Q19 to 3Q20), obtained exclusively by organic means.

When we analyze the behavior of traditional learning systems[1], growth was even higher (26%), highlighting resilience of the business, the strength of the brands, and an assertive commercial strategy that knew how to make the best of the technological and quality features as competitive edges to increase market share.

Complementary solutions, in turn, experienced a 65% annual increase in the number of deals closed in the ACV for 2021, a performance that demonstrates the growth in the services offered to partner schools in this latest business cycle. Complementary solutions accounted for 8% of the total ACV this year and the expectation is that they will further increase their significance as we move forward in terms of the portfolio of solutions offered.

As the pandemic spread across the country, we observed a marked drop in textbook sales, due to the reuse of books by families, impacting not only the non-subscription revenue, but also the behavior of the PAR learning system, which registered a performance below that seen in recent years.

The second wave of Covid-19 is also affecting the enrollment process of children in partner schools. Families have postponed enrollment by comparison with previous years while others have transferred their children to state schools (in the 2020 school census, 2.5% of the students in private schools migrated to state schools, and the trend for 2021 is that this percentage will continue to grow). This situation is likely to have a greater effect than that seen in 2020 given that when the pandemic first appeared, the enrollment process was already over and the children were already attending classes.

In 4Q20, net revenue from subscription products accounted for 83% of our total revenue and was up 31% against the same period last year, accounting for 33% of the annual contract value (ACV) for 2021.

Vasta’s adjusted EBITDA totaled R$158.1 million in 4Q20 and R$295.8 million in 2020, with adjusted EBITDA margin of 46% and 29.7%, respectively, which translates into a 7.8 p.p. increase in margin in the quarter and a 4.2 p.p. one in the year. This progress not only signals the efficiency gains in our operation, but also the increased share of traditional learning systems, which have higher margins.

1As per note 27 of our Financial Statements, the Company is comprised of two reportable operating segments: (1) Content & EdTech Platform and (2) Digital Platform. The Content & EdTech platform derives its results from core and complementary educational content solutions, through digital and printed content, including learning systems (traditional learning systems and PAR learning systems), textbooks and other complimentary educational services. The Digital Platform, for its turn, aims to unify the school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, by using our physical and the Livro Fácil digital e-commerce platform and other digital services.

Vasta ended the year with a positive free cash flow of R$133.6 million, a 45.2% Adjusted Ebitda-to-Cash conversion, reinforcing sustainability of our business, particularly when the difficulties faced in 2020 are taken into account.

Since it held its IPO, Vasta has already announced 3 strictly strategic acquisitions and maintains a very active M&A pipeline, particularly in relation to complementary solutions, which only goes to show that the organic and inorganic growth project announced during the IPO is being executed with great success.

MESSAGE FROM MANAGEMENT

On account of all the circumstances related to the pandemic, 2020 has gone down in education history as a year of adaptation and transition from an analog, face-to-face environment to a completely transformative, digital experience. It has not been easy to live through this period, but we are convinced that our integrated platform of products and services has managed to cope with this challenge, helping partner schools in their digital transformation journeys and becoming an important ally for families, who, in our digital education, found an important cornerstone not just to make the academic year possible, but especially for their children’s interaction at such a difficult time.

This strategy’s success can be measured by the result obtained in the 2021 commercial cycle, in which Vasta reported total ACV 23% higher than the subscription revenue recognized in the 2020 commercial year. This important milestone was only achieved thanks to a combination of factors that links (i) the strength of our digital platform, Plurall, which in addition to serving as an important retention vehicle, increasing the continuation of the schools, played an essential role in attracting new customers to our base; (ii) the academic quality of our learning systems and the recognition of our brands; (iii) the development and maturity of our commercial strategy and our sales force, which stood by the schools when they needed it the most; and (iv) the increase in the offer of complementary solutions that made it possible to achieve a higher volume of cross sales.

This result is even more significant when one analyzes the behavior of the market as a whole. The pandemic caught a number of players with their guard down and unable to offer a solution that met the needs of both the schools and the families. This enabled Vasta to further stress its competitive advantages and post solid organic growth. This not only reinforces sustainability of our business, but also puts us in a strong position to move forward in terms of consolidating the market.

In this sense, at the same time as we were working very hard to ensure a solid pace of growth for this year, we also made progress on the M&A front. Less than a year since the IPO, Vasta has managed to complete 3 relevant acquisitions that combine one of the best learning systems available for acquisition in the Brazilian market, with digital solutions that will further improve the technological and user experience (UX) offered to our customers, as well as providing better digital student intake tools. Furthermore, we entered into a series of partnerships through Plurall Store which, in addition to significantly increasing the offer of complementary solutions, also provided Brazilian families with alternatives that are 100% digital and affordable. We also developed initiatives such as Somos Integra, which is an important tool for connecting kindergarten schools and Somos’ partner schools, with a view to digitally capturing the flow of students from kindergarten to elementary school. Another initiative that is already in operation, in the beta version until May 21, is Plurall’s private classes platform. With it, all students who need support will be able to contract classes directly through Plurall, choosing the time, the teacher with the best score, and the price they want to pay. In other words, the main focus of these final moves was to ensure a sustainable growth for our business, either by increasing the range of solutions offered, or by enabling our customers to have a better and more accessible digital experience.

Despite the conviction that we are on the right track to building a success story and maximizing the return for all our stakeholders, the short-term outlook presents some difficulties along the way. The second wave of the pandemic we are currently experiencing in Brazil has been much more severe and has hit schools right at the very start of their enrollment processes. As a result, the number of students enrolled in our partner schools, whether new ones or those that have been our partners for years, was lower than what was agreed upon in the signed contracts, which will lead to a lower revenue recognition this year by comparison with the contracted ACV expectation. In 2020, in keeping with our absolute transparency, as soon as we detected that the schools were being affected, we offered the information and were able to mitigate some of those effects and post a subscription revenue that was just 3% lower than the ACV for that commercial year, but we believe that the impact will be more pronounced in 2021. We understand that we have a long-term partnership (the average length of our contracts is over 13 years at base and the average length of new contracts is over 3.5 years) and that the difficulties faced this year are temporary and will begin to diminish once Brazilian society has been vaccinated.

Additionally, there was a small decrease in the total number of students enrolled in private education as a result of the current economic crisis. This variation had already been seen when Brazil faced other crises, such as the one in 2016 with the impeachment process, but demand always returns when the situation goes back to normal. In other words, this migration is not structural, but tends to restrain school enrollment in the short term. Lastly, we also noted that there was a marked contraction in the sale of textbooks, also caused by the economic crisis, with a greater volume of reuse and purchase of second-hand books. This factor had an impact on our non-subscription revenue and the PAR learning system, but in turn encouraged a greater migration to the traditional learning systems.

We face a challenge to convert ACV into revenue, but on the other hand, we have already managed to ensure a significant portion (33%) in this first quarter of the commercial cycle, namely 4Q20. In addition, we benefit from the fact that we are able to count on a solid platform, strong brands, digital and accessible solutions, a solid balance sheet that makes new growth opportunities possible, and the experience of those who have already faced many difficulties and crises in order to provide support and stability to all our partners.

Finally, the coming year will not be an easy one, but we have it clear that our company provides one of society’s most fundamental needs, which is that of quality education. We have countless relevant competitive edges, a solid and cohesive team, and the certainty that if we were able to deliver a result as solid as the one we have just recorded in the midst of all this turbulence, we have no doubt that we are well positioned to ensure a solid and sustainable pace of growth going forward, with all our focus dedicated to the steps shown below:

COVID-19 UPDATE

As discussed in more detail in our December 31, 2020 combined consolidated financial statements, the Company set up a Crisis Committee and approved some measures composed by actions that first of all safeguarded the physical and mental health of its employees and then preserved operational and financial capacity to face this period. We highlight the main initiatives carried out by Company: (i) Preserve employees’ health and safety by implementing measures such as work from home policy, temporary closure of our distribution centers re-opening with reduced operations and the adoption of health and safety measures recommended by government authorities; (ii) Ensure educational content and services delivery through online platforms; (iii) Improve the financial health identifying required measures to ensure adequate liquidity and cash position; (iv) Implement short term restructuring measures required to improve financial health, seeking to preserve jobs and the organization long term plan, including but not limited to temporary reduction in wages and working hours; (v) Plan and execute organizational changes with mid-term impact for the post-COVID world, if required; (vi) Strategic Plan for opportunities generated by the crisis; (vii) Philanthropic actions that contributes to mitigate the impacts of COVID-19 on our Company segment; and (viii) Provide on-line campaigns to promote our products to potential new customers.

Related to sales and services provided to our customers, even though municipality and state-wide governments had taken some measures that could hard hit our business, for example school’s lockdown and social distancing, our customers kept their educational services through our virtual platforms. As a result, we have not had interruption in the sales and services levels contracted by our customers.

Despite continuity of educational services, the continuing restrictions on business will affect the Brazilian economic indicators throughout 2021. This increases the level of uncertainty over our operations, and therefore, it is likely that we will identify impacts on our revenue and profitability in the forthcoming quarters.

REVENUE RECOGNITION AND SEASONALITY

As we release our results for the fourth quarter of 2020, it is important to highlight the revenue recognition and seasonality of our business.

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. In this sense, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings: ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

ACV BREAKDOWN

Vasta ended the 2021 commercial cycle with annual contract value (ACV) of R$853 million, which is 23% higher than the subscription revenue recognized in the 2020 commercial year. This ACV figure is higher than the preliminary amount of R$835 million announced in mid-November. This important milestone is the result of a successful combination between the maturity of the go-to-market process, the quality of the seals that make up our multibrand strategy and the strength of our digital platform, Plurall, which has shown itself to be a vital and transformative building block for schools to maintain their academic activities during the pandemic – proof of this is that, as shown below, in this cycle Vasta registered one of its highest ever contract renewal rates.

The breakdown of ACV growth demonstrates the soundness of Vasta’s growth strategy, given that the main drivers were the achievement of new contracts with schools and the sales of complementary products (cross-sell plus price adjustments). Plurall proved to be not just an essential product for renewing existing contracts, but also a marked competitive differential in relation to gaining new customers. As for the complementary solutions, it is our assessment that we are merely at the start of a long journey of growth, bearing in mind the low penetration in our student base, the convenience that this type of service adds to families, and the alignment of interests with our partner schools. Our solutions are fully digital, financially affordable and in line with the demand for this type of service that exists in the Brazilian market.

Vasta – ACV 2021 (R$ million)

(1) Difference between ACV 2020 and the subscription revenue recognized in 2020, which is used as a basis of comparison for the calculation.

Another way to look at the ACV breakdown is to analyze the performance by business unit. The table below shows that the product that increased the most during this last business cycle was complementary solutions, which registered a performance 69% greater by comparison with the previous revenue cycle, reinforcing the trend of increasing penetration of these solutions. However, as mentioned above, we are still at the start of the journey to increase the penetration of these solutions, and this product, which currently accounts for 8% of our total ACV, should become increasingly relevant as Vasta increases its portfolio of solutions offered, especially following the launch of Plurall Store, which has more accessible and fully digital products. Next in line are the traditional learning systems that, despite being more mature solutions, have managed to show a solid 26% annual growth. This performance reinforces resilience of the business, the strength of the brands, and an assertive commercial strategy that knew how to fully exploit the technological and quality features as competitive differentials in order to ensure a successful operation. Additionally, it is important to stress the importance of the digital platform (Plurall), which played a key role in this process, serving not only to ensure that academic activities were maintained, but also as an important attraction hub for new customers, allowing Vasta to gain market share, even in a period as difficult as the year 2020. Lastly, we have the PAR education system, which registered virtually no growth at all this year due to the difficult scenario faced by textbooks during the pandemic, along with the pronounced migration of schools to traditional learning systems.

Values in R$ 000	ACV 2021	2020 Subscription Revenue[1]	% Y/Y
Traditional Learning Systems	640,272	508,750	25.9%
Complementary Solutions	71,520	42,264	69.2%
PAR Learning System	141,694	140,910	0.6%
Total	853,485	691,924	23.3%

¹ Subscription revenue earned in 2020 commercial cycle (4Q19 to 3Q20).

OPERATING PERFORMANCE

Student Base – Subscription Models

Student Base	2021 Commercial Cycle	2020 Commercial Cycle	2019 Commercial Cycle	% AH 2021 / 2020	% AH 2020 / 2019
Partner Schools (Core Content)	4,623	4,167	3,400	10.9%	22.6%
Partner Schools (Complementary Solutions)	1,114	636	417	75.2%	52.5%
Students (Core Content)	1,500,208	1,311,147	1,185,799	14.4%	10.6%
Students (Complementary Solutions)	348,650	213,058	133,583	63.6%	59.5%

When compared to the 2020 commercial cycle, 2021 shows strong growth both in the core product and in relation to complementary solutions. Despite all the difficulties related to the pandemic, Vasta managed to add 456 new schools to its platform, which represents an annual increase of 11% and reinforces all the competitive differentials presented throughout the year. The number of students grew even more (+14%) and surpassed the mark of 1.5 million students using our learning systems. Regarding complementary solutions, 478 new schools became our customers, which represents an annual growth of 75%, or 64% if we consider the number of students, which confirms the high potential of this segment. In this sense, it is worth remembering that we are only at the beginning of a process of expanding the volume of solutions offered and that, complementary solutions, will gain more and more materiality from now on, highlighting the sustainability of this growth for the coming years.

FINANCIAL PERFORMANCE

Net Revenue - Values in R$ (000)	4Q20	4Q19	Chg. %	2020	2019	Chg. %
Subscription	283,850	215,899	31.5%	759,875	650,276	16.9%
Core Content	255,767	207,281	23.4%	698,146	619,088	12.8%
Complementary Solutions	28,083	8,618	225.9%	61,729	31,188	97.9%
Non Subscription	59,712	146,949	-59.4%	237,753	339,407	-30.0%
Total	343,562	362,848	-5.3%	997,628	989,683	0.8%

Net revenue from subscription products, which includes all educational solutions with recurring revenue (basically learning systems – both traditional and PAR – and complementary solutions), accounted for 83% of the company’s total revenue this quarter and was up 32% over the same period last year, accounting for 33% of annual contract value (ACV) for 2021. This pronounced result is a consequence of the excellent performance achieved in the 2021 commercial cycle (which got underway in October 2020 and runs until September 2021), in which Vasta recorded contracts that add up to a 23% growth against the previous year’s business cycle.

In turn, it should be noted that while the subscription revenue has shown solid growth this quarter, revenue from non-subscription business was down 59% by comparison with the same period last year, which is why the total net revenue decreased by 5.3% compared to 4Q19. This behavior reflects the impacts of the pandemic that led to a sharp drop in the purchase of textbooks by schools and bookstores on account of the uncertainties related to the start of the 2021 school year, which are likely to continue throughout the back-to-school period, and therefore also have an impact on 1Q21.

Performance by Product

In the analysis below, we show the performance of each of the services that make up Vasta’s solutions platform. This more detailed breakdown is important to highlight the different behavior presented during the start of the 2021 business cycle, a period characterized by uncertainties in connection with a possible second wave of COVID-19, which ended up becoming apparent early this year. The message that can be extracted from this analysis is similar to that presented regarding the behavior of revenue in the previous paragraph, with the difference that the PAR learning system (which makes up the subscription revenue) posted a similar performance to that of textbook sales, in other words, it was negatively affected by the current circumstances and by a higher volume of reutilization observed in the period. On the other hand, an analysis of the traditional learning systems shows that the performance was even stronger, with revenue growth of 59% in the quarter. Despite the high level of performance posted in the period, it should be borne in mind that, due to the behavior of the schools, part of the revenue was brought forward from 1Q21 to 4Q20, but in an amount that does not affect the product’s good behavior.

Net Revenue - Values in R$ (000)	4Q20	4Q19	Chg. %	2020	2019	Chg. %
Subscription	283,850	215,899	31.5%	759,875	650,276	16.9%
Traditional Learning Systems	181,325	114,038	59.0%	576,038	506,520	13.7%
Complementary Solutions	28,083	8,618	225.9%	61,729	31,188	97.9%
PAR Learning System	74,442	93,243	-20.2%	122,108	112,568	8.5%
Non Subscription	59,712	146,949	-59.4%	237,753	339,407	-30.0%
Total	343,562	362,848	-5.3%	997,628	989,683	0.8%

FINANCIAL STATEMENT

Vasta - Values in R$ ('000)	4Q20	4Q19	Chg.%	3Q20	Chg.%	12M20	12M19	Chg.%
Gross revenue	356,351	388,532	-8.3%	209,001	70.5%	1,111,739	1,110,157	0.1%
Deductions from gross revenue	(12,789)	(25,684)	-50.2%	(67,586)	-81.1%	(114,111)	(120,474)	-5.3%
Taxes	(1,516)	(1,345)	12.7%	(1,191)	27.3%	(6,431)	(9,292)	-30.8%
Returns	(9,986)	(23,020)	-56.6%	(61,077)	-83.7%	(99,071)	(72,281)	37.1%
Discounts	(1,287)	(1,319)	-2.5%	(5,318)	-75.8%	(8,609)	(38,901)	-77.9%
Net revenue	343,562	362,848	-5.3%	141,415	142.9%	997,628	989,683	0.8%
Total Cost of goods sold and services	(100,018)	(148,701)	-32.7%	(62,230)	60.7%	(378,003)	(447,049)	-15.4%
Cost of goods sold and services	(100,018)	(148,701)	-32.7%	(62,230)	60.7%	(378,003)	(447,049)	-15.4%
Gross profit	243,544	214,147	13.7%	79,185	207.6%	619,625	542,634	14.2%
Gross profit margin	70.9%	59.0%	11.9 p.p.	56.0%	14.9 p.p.	62.1%	54.8%	7.3 p.p.
General and administrative expenses	(129,341)	(9,613)	1245.5%	(79,334)	63.0%	(366,769)	(204,074)	79.7%
Impairment losses on trade receivables	(12,309)	(576)	2037.0%	(1,120)	999.0%	(25,013)	(4,297)	482.1%
Commercial expenses	(48,733)	(85,038)	-42.7%	(35,841)	36.0%	(165,169)	(184,592)	-10.5%
(Loss) Profit before financial income and taxes	53,161	118,920	-55.3%	(37,110)	-243.3%	62,674	149,671	-58.1%
Operating margin	15.47%	32.77%	-17.3 p.p.	-26.24%	41.7 p.p.	6.28%	15.12%	-8.8 p.p.
Corporate Expenses	(9,914)	(15,486)	-36.0%	(3,176)	212.2%	(35,302)	(67,217)	-47.48%
(+) Depreciation and amortization	44,954	33,567	33.9%	43,516	3.30%	174,088	164,932	5.55%
EBITDA	88,201	137,001	-35.6%	3,230	2630.7%	201,460	247,386	-18.56%
EBITDA margin	25.7%	37.8%	-12.1 p.p.	2.3%	23.4 p.p.	20.2%	25.0%	-4.8 p.p.
(+) Impact COVID-19	5,916	-	n.a.	-	n.a.	11,558	-	n.a.
(+) Non-recurring expenses	5,515	-	n.a.	1,910	188.74%	15,725	-	n.a.
(+) Share-based compensation plan	7,903	404	1856.2%	6,930	14.04%	16,462	882	1766.4%
(+) Provision for risks of tax, civil and labor losses	-	1,111	-100.0%	-	n.a.	-	4,055	-100.0%
(+) IPO cost	50,580	-	n.a.	-	n.a.	50,580	-	n.a.
Adjusted EBITDA	158,115	138,516	14.1%	12,070	1210.0%	295,785	252,323	17.2%
Adjusted EBITDA margin	46.0%	38.2%	7.8 p.p.	-1,4%	n.a.	29.6%	25.5%	4.2 p.p.

In 4Q20, Vasta’s adjusted EBITDA increased by 14.1% year-on-year, with a 7.8p.p. increase in the adjusted EBITDA margin. This growth is due to the increased efficiency of the operation and the greater share of products with higher margins, in addition to lower operating and corporate expenses, which were partially offset by the higher PDA and the drop in revenue in the period. The strong result posted for 4Q ended up giving the result for the year an additional boost. In 2020, Vasta’s adjusted EBITDA totaled R$295.8 million (a 17.2% increase against the previous year), with a 29.6 margin (a 4.2 p.p. increase).

Due to changes in the allocation of costs, G&A and corporate expenses between lines occurred throughout the year, we recommend these three items to be analysed together. These lines together grew 8.6% in 2020 and 37.7% in the 4Q20. Adjusted by non-recurring expenses, there was a reduction of 2.3% in 2020 and an increase of 1.7% in the 4Q20.

With respect to the commercial expenses, we had a reduction of 10.5% in the 2020 as the social isolation measures avoided a more intense face-to-face sales campaign, thus reducing expenditures related to travel and commercial events. In the quarterly comparison, the decrease was even higher (42.7%), favored by a different seasonality of the expenditures among the 2020 quarters.

PDA and Accounts Receivable¹

Values in R$ (000)	4Q20	4Q19	Chg.%	3Q20	Chg.%
Gross Accounts Receivable	524,289	411,371	27.4%	267,783	95.8%
Impairment of trade receivables	(32,055)	(22,524)	42.3%	(26,929)	19.0%
Coverage Ratio	6.1%	5.5%	11.7%	10.1%	-39.2%
Net Accounts Receivable	492,234	388,847	26.6%	240,854	104.4%
Average Accounts Receivable Term (days)	178	141	37 days	85	93 days

* Excludes Credit Card balance. ¹ For comparison purposes, 3Q19 numbers considers the write-off of liabilities due over 360 days with the respective write-off of the PDA balance.

As a percentage of revenue, the impairment of trade receivables increased in 4Q20 and was above historical levels (3.6%) due expected credit losses caused by effective credit losses during the year and trade receivables aging that increased in light of the effects of the pandemic on the financial health of the schools and the increased commercial activity in the period. Net accounts receivable showed 26.6% growth year-on-year, due to increase of payment terms negotiations in order to support the schools in this pandemic period. In this sense, the relatively high accounts receivable term in the fourth quarter is a characteristic of the business’ seasonality, given the marked concentration of revenue in the fourth and first quarters.

CONFERENCE CALL INFORMATION

Vasta will discuss its fourth quarter 2020 results on March 31, 2021, via a conference call at 9:00 a.m. Eastern Time. To access the call (ID: 3386226), please dial: +1 (833) 519-1336 or (914) 800-3898. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

+55 11 3133 7311

ri@somoseducacao.com.br

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio information for the convenience of investors. EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as Net profit (loss) for the period / year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited Combined Consolidated carve-out financial statements); (b) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and the Successor in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo only FY 2019; (c) impairment losses of trade receivables caused partially by COVID-19, being expected credit losses impacted by effective credit losses and accounts receivables postponements; (f) Bonus IPO expenses offered to certain employees and executives as result of IPO process in July 31, 2020 and recognized in the Profit and Loss since it is an one off event and (e) other non-recurring expenses;. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Free Cash Flow as the net cash flows from operating activities as presented in the statement of cash flows of our financial statements less cash flows required for: (i) acquisition of property, plant and equipment; (ii) addition to intangible assets; and (iii) acquisition of subsidiaries. We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impacted the cash flows in the period in addition to the operating activities. The Free Cash Flow measure provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in property and equipment to maintain and grow our business.

We calculate Adjusted Cash Conversion Ratio as the cash flows from operating activities divided by Adjusted EBITDA for the relevant period.

We understand that, although EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Vasta Platform Limited

Consolidated Statements of Financial Position

	As of December 31, 2020	As of December 31, 2019
	Successor (Vasta)
	R$ millions	R$ millions

Statement of Financial Position:
Assets
Current assets
Cash and cash equivalents	311.2	43.3
Markettable Securities	491.1	-
Trade receivables	492.2	388.8
Inventories	249.6	222.2
Taxes Recoverable and Income tax and social contribution recoverable	26.5	50.3
Prepayments	27.5	22.6
Other receivables	0.1	1.9
Related parties – other receivables	2.1	38.1
Total current assets	1,600.3	767.2
Non-current assets
Judicial deposits and Escrow Accounts	172.7	172.9
Deferred income tax and social contribution	88.6	57.3
Property and equipment	192.0	185.0
Intangible assets and goodwill	4,924.7	4,985.4
Total non-current assets	5,378.0	5,400.6
Total assets	6,978.3	6,167.8
Liabilities and Shareholder's Equity
Current liabilities
Bonds and financing	502.9	440.9
Lease liabilities	18.3	7.1
Suppliers	279.5	223.7
Suppliers related parties	-	207.2
Taxes payable	-	0.9
Income tax and social contribution payable	1.8	18.8
Salaries and social contributions	69.1	61.7
Contract liabilities and deferred income	47.2	49.3
Accounts payable for business combination	17.1	1.8
Other liabilities	4.2	3.9
Other liabilities - related parties	135.3	49.2
Loans from related parties	20.9	29.2
Total current liabilities	1,096.3	1,093.7
Non-current liabilities
Bonds and financing	290.5	1,200.0
Lease liabilities	154.9	146.6
Accounts payable for business combination	30.9	9.2
Provision for risks of tax, civil and labor losses	613.9	609.0
Contract liabilities and deferred revenues	6.5	9.2
Total non-current liabilities	1,096.7	1,974.0
Total liabilities	2,193.0	3,067.7
Total Shareholder's Equity	4,785.3	3,100.1
Total Liabilities and Shareholder's Equity	6,978.3	6,167.8

Vasta Platform Limited

Combined Consolidated Statement of Profit and Loss and Other Comprehensive Income

	Year ended December 31,
	2020	2019
	Successor (Vasta)
	R$ millions
Statement of Profit or Loss
Net revenue from sales and services	997.6	989.7
Net revenue from sales	967.4	971.3
Net revenue from services	30.2	18.4
Costs of goods sold and services	(378.0)	(447.0)
Gross profit	619.6	542.7
General and administrative expenses	(596.5)	(465.3)
Other operating income, net	4.3	5.1
Profit (loss) before finance result and taxes	27.4	82.5
Finance income	21.0	5.4
Finance costs	(119.4)	(178.2)
Finance result	(98.4)	(172.8)
Profit before income tax and social contribution	(71.0)	(90.3)
Income tax and social contribution	25.4	29.6
Net profit for the year	(45.6)	(60.7)

Vasta Platform Limited

Combined Consolidated Statement of Profit and Loss and Other Comprehensive Income

	Year ended December 31,
	2020	2019
	Content & EdTech Platform
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	908.5	882.2
Cost of goods sold and services	(301.9)	(359.7)
Gross profit	606.6	522.5
General and administrative expenses	(560.5)	(446.4)
Other operating income, net	-	5.1
Profit before finance result and taxes	46.1	81.2

	Year ended December 31,
	2020	2019
	Digital Services Platform
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	89.2	107.4
Cost of goods sold and services	(76.1)	(87.3)
Gross profit	13.1	20.1
General and administrative expenses	(31.8)	(19.0)
Other operating income, net	-	-
Profit before finance result and taxes	(18.7)	1.1

Vasta Platform Limited

Combined Consolidated Statement of Profit and Loss and Other Comprehensive Income

	Year ended December 31,
	2020	2019
	Successor (Vasta)
	R$ millions
Net profit (loss) for the period	(45.6)	(60.7)
(+) Income tax and social contribution	(25.4)	(29.6)
(+/-) Finance result	98.4	172.8
(+) Depreciation and amortization	174.1	164.9
EBITDA	201.5	247.4
(+) Share-based compensation plan	16.5	0.9
(+) Provision for risks of tax, civil and labor losses	-	4.1
(+) Impact COVID-19	11.6	-
(+) IPO cost	50.6	-
(+) Non-recurring expenses	15.7	-
Adjusted EBITDA	295.8	252.3

Vasta Platform Limited

Combined Consolidated Cash Flows

	Year ended December 31,
	2020	2019
	Successor (Vasta)
	R$ millions
Net cash flows from (used in) operating activities	201.1	7.2
(-) Acquisition of property, plant and equipment	(1.6)	(12.8)
(-) Additions to intangible assets	(42.8)	(37.5)
(-) Acquisition of subsidiary, net of cash acquired	(23.1)	-
Free Cash Flow	133.6	(43.1)

Vasta Platform Limited

Adjusted Cash Conversion Ratio

	Year ended December 31,
	2020	2019
	Successor (Vasta)
	R$ millions

Adjusted EBITDA	295.8	252.3
Free Cash Flow	133.6	(43.1)
Adjusted Cash Conversion Ratio	45.2%	-17.1%

Vasta Platform Limited

Combined Consolidated Statement of Cash Flows

		For the twelve months ended December 31,
	Notes	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	-	(71,053)	(90,315)
Adjustments for:	-
Depreciation and amortization	12 and 13	174,088	164,932
Impairment losses on trade receivables	10	25,015	4,297
Provision for tax, civil and labor risks	21	(2,092)	(3,325)
Interest on provision for tax, civil and labor risks	21	13,297	41,428
Provision for obsolete inventories	11	4,057	6,831
Interest on bonds and financing	14	52,935	92,583
Refund liability and right to returned goods	-	1,454	(24,939)
Imputed interest on suppliers	-	2,945	3,364
Interest on accounts payable for business combination	-	1,568	233
Share-based payment expense	-	9,838	1,372
Interest on lease liabilities	16	15,091	16,312
Interest on marketable securities incurred and not withdrawed	26	(16,907)	-
Disposals of right of use assets and lease liabilities	-	(869)	-
Residual value of disposals of property and equipment and intangible assets	12 and 13	654	5,777
		-	-
Changes in		212,943	218,550
Trade receivables	10	(123,412)	(73,386)
Inventories	11	(20,812)	29,754
Prepayments	-	(4,060)	(13,877)
Taxes recoverable	-	24,573	(14,524)
Judicial deposits and escrow accounts	21	184	(4,480)
Other receivables	-	4,516	7,590
Suppliers	15	42,382	(9,235)
Salaries and social charges	19	494	(23,810)
Tax payable	-	21,530	17,573
Contract liabilities and deferred income	17	(2,163)	(2,464)
Other receivables and liabilities from related parties	-	117,298	11,103
Other payables	-	4,656	4,879
Cash from operating activities		278,128	147,673
Income tax and social contribution paid	-	(5,234)	(14,060)
Interest lease liabilities paid	16	(14,675)	(8,685)
Payment of interest on bonds and financing	14	(49,404)	(117,696)
Payment of provision for tax, civil and labor risks	21	(7,716)	-
Net cash from operating activities		201,099	7,232
CASH FLOWS FROM INVESTING ACTIVITIES		-	-
Acquisition of property and equipment	12	(1,642)	(12,808)
Additions to intangible assets	13	(42,793)	(37,461)
Acquisition of subsidiary, net of cash acquired	-	(23,147)	-
Acquisition of investment in marketable securities	-	(474,195)	-
Net cash applied in investing activities		(541,777)	(50,269)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of bonds	14	-	-
Suppliers - related parties	20	(207,174)	(23,642)
Loans from related parties	0	65,600	29,192
Lease liabilities paid	16	(12,835)	(24,021)
Parent Company's Net Investment	-	(3,223)	2,564
Issuance of common shares at initial public offering	1.4	1,836,317	-
Expenses of offering	1.4	(141,173)	-
Repayments of bonds and financing	11	(852,135)	-
Others	-	-	-
Net cash from (applied in) financing activities		608,547	(15,907)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		267,869	(58,944)
Cash and cash equivalents at beginning of year	8	43,287	102,231
Cash and cash equivalents at end of year	8	311,156	43,287
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		267,869	(58,944)

Vasta Platform Limited

Combined Consolidated Bonds position

Issuance/Series	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of December 31, 2020
					R$ in millions
5th / Series 1	March 15, 2018	May 15, 2021	CDI	1.15% p.a.	100.9
5th / Series 2	August 15, 2018	August 15, 2023	CDI	1.00% p.a.	102.9
6th / Series 2	August 15, 2017	August 15, 2022	CDI	1.70% p.a.	206.7
7th / Single	March 15, 2018	September 9, 2021	CDI	1.15% p.a.	381.8
				Total	R$792.3

Issuance/Series	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of December 31, 2020
					R$ in millions
Cogna Educação S.A.	April 1, 2020	April 1, 2021	CDI	3.57% p.a.	20.9
				Total	R$20.9